April 16, 2018

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:	MorphoSys AG

Registration Statement on Form F-1

File No. 333-223843

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join the request of MorphoSys AG (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 pm. Eastern Time on April 18, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 9, 2018:

(i)	Dates of distribution: April 9, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)	Number of preliminary prospectuses furnished to investors: approximately 4,810

(iv)	Number of preliminary prospectuses distributed to others, including the Company, Company’s counsel, independent accountants, and underwriters’ counsel: approximately: 15

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

(signature page follows)

Very truly yours,

GOLDMAN SACHS & CO. LLC

As representative of the several underwriters

By:	/s/ David Bauer
Name:	David Bauer
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

As representative of the several underwriters

By:	/s/ Stefan Weiner
Name:	Stefan Weiner
Title:	Managing Director

LEERINK PARTNERS LLC

As representative of the several underwriters

By:	/s/ John I. Fitzgerald
Name:	John I. Fitzgerald, Esq.
Title:	Managing Director

(Signature Page to Acceleration Request Letter)